

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

<u>Via E-mail</u>
Stephen J. Luczo
Chief Executive Officer
Seagate Technology Public Limited Company
Arthur Cox Building
Earlsfort Terrace
Dublin 2, Ireland

Re: Seagate Technology Public Limited Company
Form 10-K for the fiscal year ended July 2, 2010
Filed August 20, 2010
File No. 001-31560

Dear Mr. Luczo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief